MAIL STOP 3561

June 22, 2006

Mr. Michael S. Gross
Chairman, Chief Executive Officer and Secretary
Marathon Acquisition Corp.
33 West 55th Street
New York, New York 10019

> **Re: Marathon Acquisition Corp.**
> **Registration Statement on Form S-1**
> **File No. 333-134078**
> **Filed on May 12, 2006**

Dear Mr. Gross:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of this registration statement, please provide a copy of the letter from the NASD, or arrange a call from the NASD, confirming that it has finished its review and has no additional concerns regarding the underwriting arrangements in this matter.

2. Please explain the basis for your disclosure that the securities will be listed on the

American Stock Exchange. Please explain how the company will satisfy each criterion for at least one of the listing standards on the exchange. Please include a discussion of all of the quantitative standards, e.g., number of public shareholders. We may have further comment.

3. Please expand your discussion of how you determined the public offering price. In this regard, please tell us the factors you considered in determining to value this offering at $300,000,000. What factors did you consider when determining that you might need $289,050,000 in the trust fund to effect the business combination contemplated by the registration statement? Discuss the specific factors and motivations behind the valuation. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration" but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company's corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Marathon Acquisition Corp. In particular, considering Mr. Gross' experience in the private equity, distressed debt and mezzanine lending businesses, the precise nature of his knowledge about the ability to effect a combination with a company whose fair market value is equal to at least 80% of the company's net assets may be material information for which appropriate disclosure is required. We may have further comment.

4. Please provide us with a legal analysis as to how the company will comply with the dissolution provisions of the Delaware General Corporation Law ("DGCL"), including, but not limited to, Sections 275, 278, 280 and/or 281(b) and disclose in the prospectus the procedures that the company will undertake in complying. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders' rights to receive their portion of the trust in the event of liquidation. In addition, please include a discussion as to how the funds held in trust could be subject to a creditor and/or bankruptcy proceeding by the company. Finally, in an appropriate section, please provide a detailed discussion of the procedures that the company will use to liquidate the trust account, return money to investors and dissolve the company, in the event that such actions become necessary, and include the costs of such process.

5. We note the disclosure throughout your registration statement that the initial per share liquidation price for shareholders will be $7.71, or 96% of the per unit IPO price of $8.00. Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of assurance that Mr. Gross will be able

to satisfy his indemnification obligations, and that such amount may be subject to the prior claims of creditors. Please also file the indemnification agreement as an exhibit.

6. We note that your initial business combination must be with a business that has a fair market value of at least 80% of the balance in the trust account at the time of acquisition. Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company with a higher fair market value. Disclose as well whether any such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds, through the sale of securities or otherwise.

7. We note that the company has three directors, one of whom is Chairman and Chief Executive Officer. Risk factor 11 at page 16 states that it is likely that "some of the current officers and directors will resign upon consummation of a business combination," though it is "possible" that "some" will remain "associated in various capacities" with the combined business. We note also the statement at page 27 of the prospectus, in connection with any out-of-pocket expenses of officers and directors that exceed proceeds available for reimbursement, that "Since the role of present management after a business combination is uncertain, we have no current ability to determine what remuneration, if any, will be paid to those persons after a business combination."

    Please discuss further in an appropriate place the possibility that some of the company's current management and directors, identified in the discussion, will remain associated with the company after a business combination. Detail how the company would accomplish this result, with reference to the necessary transaction structure, valuation determinations, exchange ratios and other contingencies that must be addressed and structured to ensure that the company's management and/or directors would be able to maintain their positions with the company after a business combination.

Registration Statement Cover Page

8. Please check the box for securities that will be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

Prospectus Summary, page 1

9. Because the company "intends[s] to focus on various industries and target businesses in the United States and Western Europe that may provide significant opportunities for growth," the disclosure required by Item 101 should include a

discussion of how the company intends to conduct its search for a business combination candidate. In particular, please explain whether the company has already identified particular industries and/or types of businesses that offer opportunities for growth.

10. We note the reference at page 1 to contacts and relationships of Mr. Gross. Please explain whether any of these persons has taken any affirmative steps to search for or locate a target business or whether they have had any contacts, preliminary or otherwise, from potential target businesses. Clarify whether management or any of its affiliates has been contacted by any potential target businesses.

11. The prospectus states at page 4 that Marathon Founders, LLC is owned by Mr. Gross. Please state whether this entity is the same as MAC Founders LLC, identified at page 53 as the record holder of all shares of common stock of the company. If so, please use a consistent name.

The Offering, page 3

12. We note the disclosure at page 9 and throughout the prospectus that the company will precede with an initial business combination only if certain conditions are met. Among other things, the company will not enter into a business combination with any of the officers or directors or any or their affiliates, and will not enter into a business combination with any underwriters of this offering or selling group members or any of their affiliates without first obtaining a fairness opinion. See also page 70 ("any of the underwriters may introduce us to potential target businesses"). Please discuss in greater detail in the prospectus the circumstances in which the company may enter into a business combination with an affiliated entity. State, for example, whether such a business will be considered in the initial search or only after other searches have not found a potential target business. Explain whether management is aware of any potential business combination opportunities with any of the affiliated entities and identify those that may be considered as potential target businesses. Please revise, as appropriate, to discuss the conflict that results from your potential ability to combine with a company with which your initial shareholders have preexisting relationships.

13. Another condition to an initial business combination is the requirement that not more than 19.99% of the shares sold in this offering may be converted into pro rata shares of the trust account. Please explain whether, in the company's view, it could lower or raise this percentage after the offering is effective and prior to the vote concerning the initial business combination, or whether any other of such conditions could be revised after the offering is effective. We may have further comment.

14. We note the disclosure at page 10 and elsewhere that "[p]ublic stockholders voting against our initial business combination will be entitled to convert their shares of common stock into a pro rata share of the aggregate amount . . . in the trust account . . . if our initial business combination is approved and completed." In the case that stockholders vote against the business and exercise their conversion rights, please clearly disclose whether such stockholders would be able to convert their shares either if a majority of stockholders vote against the business combination or if holders of more than 20% of the shares sold in the offering vote against the business combination and exercise their conversion rights, resulting in the failure of the business combination.

15. We note the statement at page 10 that the company "will dissolve and promptly distribute only to our public stockholders the amount in our trust account, including (i) all accrued interest, net of income taxes payable on such interest and net of interest of up to $4.5 million on the trust account balance previously released to us to fund our working capital requirements (subject to the tax holdback) . . . . The company may want to consider adding a risk factor regarding the public stockholders' rights to interest in view of the requirements under Rule 419 that interest earned on the trust is for the sole benefit of the purchasers.

Risk Factors, page 13

16. Risk factor five at page 14 states that Mr. Gross may be personally liable under certain circumstances to ensure that proceeds in the trust account are not reduced by claims. Please revise to detail both the "certain circumstances" in which Mr. Gross will be liable, as well as the "certain prospective target businesses and vendors" to whom Mr. Gross has agreed to be liable. Please also disclose all steps that the company has taken to ensure that Mr. Gross has funds sufficient to satisfy his obligation to ensure that the trust account is not depleted.

17. In the caption for the eleventh risk factor at page 16, please add an explanation of the risk to investors. Please explain also why it is "possible" that some of the company's officers and directors will remain associated with the combined company, but it is "likely" that management of the target business will remain in place after a business combination. Elsewhere, the prospectus states, see e.g., page 27, that the role of present management after a business combination is uncertain. Please revise.

18. The fourteenth risk factor states that the company's officers and directors "are or may . . . become affiliated with entities, including other 'blank check' companies, engaged in business activities similar to those intended to be conducted by us." Please identify any blank check companies with which the officers and directors are currently affiliated.

19. The twenty-first risk factor at page 19 states that a decline in interest rates could make it necessary for the company to borrow funds from its officers and directors to operate. Please state whether the officers and directors have any obligation to lend money to the company in this circumstance. We note the statement in risk factor twenty-two that none of the officers or directors or any other party is required to provide any financing to the company in connection with, or following, a business combination.

20. The twenty-second risk factor at page 19 states that the company may be unable to obtain necessary additional financing to complete a business combination. The prospectus explains that the company may need additional financing because, among other things, the company ". . . must convert into cash a significant number of shares of common stock owned by stockholders who elect to exercise their conversion rights." Please explain why, in the circumstances, the conversion obligation could make it necessary for the company to seek additional financing in order to complete a business combination.

21. As a related matter, we note the disclosure that, if additional financing were unavailable, the company "would be compelled to restructure or abandon" the particular business combination. Please describe what a restructuring could entail.

Proposed Business, page 35

Effecting a Business Combination, page 36

Sources of target businesses, page 37

22. Please disclose whether the underwriters could serve as a source for identification of target businesses. Also discuss whether the underwriters would be able to receive finders' fees in connection with serving as the source of identification of target businesses.

Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419, page 43

23. Please include in the table a discussion that compares the terms of the offering with the terms under Rule 419 with respect to the shareholders' rights to receive interest earned from the funds held in escrow.

Proposed Business, page 35

Business Strategy

24. At page 35, the prospectus states that the company will not consider start-up companies or companies with speculative business plans. The prospectus cites four "criteria and guidelines" that the company will use to select a target company. All point to an established company with positive cash flow, a strong competitive position, an experienced management team and a diversified customer and supplier base. We note that it is not clear why such a company would seek, or benefit from, a business combination with Marathon, or why such a company would "provide significant opportunities for growth." Please discuss. Additionally, provide additional detail with respect to the four guidelines being utilized by the company in analyzing potential target candidates, including quantifying the various criteria and guidelines where possible.

25. Under the subcaption "Established deal sourcing network," at page 36, the prospectus states that Mr. Gross has developed an extensive network of "private equity sponsor relationships." Please explain the nature of these relationships.

26. The statements at page 36 under the subcaption, "Disciplined Acquisition Approach," suggest that Mr. Gross will not consider distressed and/or highly leveraged companies. Please confirm, if appropriate.

Principal Stockholders, page 53

27. It appears that the beneficial ownership table, with respect to Mr. Gross, should include the 98.9% ownership by MAC Founders LLC. Footnote 2 could explain Mr. Gross' ownership of that entity.

Description of Securities, page 57

28, With respect to the Founders' Units and the Sponsor Warrants, respectively, please disclose the section of the Securities Act or rule of the Commission under which exemption from registration is claimed and state briefly the facts relied upon to make the exemption available. See Item 701 of Regulation S-K.

Underwriting, page 68

29. It appears as though you may have in place a directed offering as it relates to the offering to officers, directors and employees of the company. If you do not so believe, please advise us supplementally. Otherwise, describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved securities is determined and how the prospective recipients of the reserved securities will indicate their interest in purchasing the securities. Further tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Will any electronic communications or procedures be used by the underwriter or the company, such as e-mail? Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? When do the purchasers become committed to purchase their shares? Provide us with copies of all written communications with prospective purchasers about the directed offering.

30. We note that the prospectus states at page 70 that one or more of the underwriters may make a prospectus in electronic format available on its website. Please identify these parties and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify them and provide a description of their procedures. Briefly describe any electronic distribution in the filing and confirm, if true, that the procedures that will be followed with respect to any electronic distribution will be consistent with those previously described to, and cleared by, the Office of Chief Counsel.

Financial Statements, page F-1

31. Ensure the financial statements and related disclosures are updated as required by Rule 3-12 of Regulation S-X.

Note 3 – Proposed Public Offering, page F-9

32. Given that the offer and sale of the warrants and the securities underlying the warrants are included in the units being registered, the offer and sale of the

underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed the company will be required to net-cash settle the contract, and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. It appears you are currently assuming the warrants will be classified as equity upon issuance, based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

Part II. Information Not Required In Prospectus

Item 17. Undertakings

33. Please add the undertakings required by Item 512 (a)(1) of Regulation S-K.

Exhibits

Exhibit 3.1 Amended and Restated Certificate of Incorporation

34. We note that Article Fifth states that paragraphs A through J thereof may not be amended *after* the consummation of the Corporation's IPO without the unanimous approval of the Corporation's stockholders *prior* to the consummation of any Business Corporation (emphasis added). Please explain the circumstances that this provision is intended to address. Please revise the prospectus to disclose this

provision and explain the potential impact upon investors in the offering.

35. As a related matter, please also discuss whether state law would permit the amendment of these paragraphs, and on what basis, during the period when they are to apply (commencing upon the consummation of the IPO and terminating upon the completion of a business combination). State whether the company views the procedures as stated in the paragraphs and in the prospectus as obligations to investors that the company will not propose to amend. Alternatively, if the company reserves the right to amend these provisions to change the procedures for a business combination, disclose the extent of that authority and the circumstances under which changes could be proposed.

36. We note that Article Eighth, which address a compromise or arrangement between the company and its creditors, is subject to the requirements of Article Fifth, "and any conflict arising in respect of the terms set forth hereunder and thereunder shall be resolved by reference to the terms set forth in Article Fifth." Please revise the prospectus to disclose these provisions and to explain their potential impact upon investors in the offering.

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

37. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Steven B. Boehm, Esq.
        Fax: (202) 637-3593